Exhibit 3.2
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

This AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this “Agreement”) is made as of [•], 2021, by and among Basil Street Cafe, Inc., a Delaware corporation (the “Company”), the Stockholders listed on Attachment A and the Key Holders listed on Attachment B.

BACKGROUND

A.        In connection with the issuance of shares of the Company’s Series A-1 Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), and shares of the Series A-2 Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock”), the Company entered into that certain Right of First Refusal and Co-Sale Agreement, dated as of February 7, 2020 (the “Prior Agreement”).

B.          The Company subsequently issued shares of Series A-3 Preferred Stock, par value $0.01 per share (the “Series A-3 Preferred Stock” and along with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the “Series A Preferred Stock”), and in connection therewith the requisite Stockholders consented to amending the Prior Agreement.

C.          In connection with the offer and sale of the Company’s Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”, and along with the Series A Stock, the “Preferred Stock”), and in order to reflect the Series A-3 Stock in the Prior Agreement, the parties desire to further amend and restate the Prior Agreement.

AGREEMENT

The parties hereby amend and restate the Prior Agreement in its entirety with this Agreement and agree as follows:

1.          Definitions.

1.1.          “Affiliate” means, with respect to any specified Stockholder, any other person or legal entity who directly or indirectly, controls, is controlled by or is under common control with such Stockholder, including without limitation any general partner, managing member, officer or director of such Stockholder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Stockholder.

1.2.          “Capital Stock” means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Stockholder, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by a Stockholder or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then‑applicable conversion ratio.

1.3.         “Certificate” means the Company’s Certificate of Incorporation, as amended from time to time.

1.4.        “Change of Control” means a transac-tion or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the out-standing voting power of the Company.

1.5.         “Common Stock” means shares of Common Stock of the Company.

1.6.         “Key Holders” means the person(s) named on Attachment B hereto including any additional person made a party hereto after the date hereof pursuant to Subsection 6.11, each person to whom the rights of a Key Holder are assigned in accordance with this Agreement, and any one of them, as the context may require.

1.7.        “Major Stockholder” means any Stockholder holding (i) any Series A Preferred Stock and/or (ii) at least 35,460 shares of Series B Preferred Stock.

1.8.        “Preferred Stock” means shares of the Series A-1 Preferred Stock of the Company, shares of the Series A-2 Preferred Stock of the Company, shares of Series A-3 Preferred Stock of the Company and shares of Series B Preferred Stock of the Company.

1.9.          “Proposed Key Holder Transfer” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.10.       “Proposed Transfer Notice” means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.11.        “Prospective Transferee” means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.12.       “Right of Co-Sale” means the right, but not an obligation, of a Major Stockholder to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.13.      “Stockholders” means the persons named on Attachment A hereto, each person to whom the rights of a Stockholder are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and any one of them, as the context may require.

1.14.        “Transfer Stock” means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock issued or issuable upon conversion of Preferred Stock.

2.          Agreement Among the Company, the Stockholders and the Key Holders.

2.1.         Right of First Refusal.

(a)          Grant.  Each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)         Notice.  Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company not later than thirty (30) days prior to the consummation of such Proposed Key Holder Transfer.  Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer and the identity of the Prospective Transferee.  The Company’s Board of Directors may cause the Company to exercise its Right of First Refusal under this Section 2 by directing the officers of the Company, or any of them, to deliver a Stockholder Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice; provided, however, that if the selling Key Holder is, or is an affiliate of, a member of the Board of Directors, such member of the Board of Directors shall abstain from any vote concerning the exercise of the Company’s Right of First Refusal.

(c)          Consideration; Closing.  If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company’s Board of Directors.  If the Company cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors.  The closing of the purchase of Transfer Stock by the Company shall take place, and all payments from the Company shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2.          Right of Co-Sale.

(a)          Exercise of Right.  If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each Major Stockholder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice (provided that if a Major Stockholder wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock).  Each Major Stockholder who desires to exercise its Right of Co-Sale (each, a “Participating Major Stockholder”) must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Stockholder Notice described above, and upon giving such notice such Participating Major Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(b)          Shares Includable.  Each Participating Major Stockholder may include in the Proposed Key Holder Transfer all or any part of such Major Stockholder’s Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Participating Major Stockholders pursuant to the Right of First Refusal) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Major Stockholder immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Major Stockholder has agreed to purchase pursuant to the Right of First Refusal) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Major Stockholders immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Major Stockholders have collectively agreed to purchase pursuant to the Right of First Refusal), plus the number of shares of Transfer Stock held by the selling Key Holders.

(c)          Delivery of Certificates.  Each Major Stockholder shall effect its participation in the Proposed Key Holder Transfer by delivering to the transferring Key Holder, no later than fifteen (15) days after such Major Stockholder’s exercise of the Right of Co-Sale, one or more stock certificates (if such shares of Capital Stock are certificated), properly endorsed for transfer to the Prospective Transferee, representing:

i.          the number of shares of Common Stock that such Major Stockholder elects to include in the Proposed Key Holder Transfer; or

ii.          the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Major Stockholder elects to include in the Proposed Key Holder Transfer; provided, however, that if the Prospective Transferee objects to the delivery of convertible Preferred Stock in lieu of Common Stock, such Major Stockholder shall first convert the Preferred Stock into Common Stock and deliver Common Stock as provided above.  The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the Prospective Transferee.

(d)          Allocation of Consideration.

(i)          The aggregate consideration payable to the Participating Major Stockholders and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Major Stockholder and the selling Key Holder as provided in Subsection 2.2(b), provided that if a Participating Major Stockholder wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)          In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the purchase and sale agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Major Stockholders and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Part B of Article Fourth of the Certificate as if (A) such transfer were a Deemed Liquidation Event (as defined in the Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.  In the event that a portion of the aggregate consideration payable to the Participating Major Stockholder(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the “Initial Consideration”) shall be allocated in accordance with Sections 2.1 and 2.2 of Part B of Article Fourth of the Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Major Stockholder(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Part B of Article Fourth of the Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e)          Purchase Agreement.  The parties hereby agree that the terms and conditions of any sale pursuant to this Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Subsection 2.2.

(f)          Deliveries.  Each stock certificate a Major Stockholder delivers to the selling Key Holder pursuant to Subsection 2.2(c) above (if such Major Stockholder’s shares of Capital Stock are certificated) will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice and the purchase and sale agreement, and the selling Key Holder shall concurrently therewith remit or direct payment to each Major Stockholder the portion of the sale proceeds to which such Major Stockholder is entitled by reason of its participation in such sale.  If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Major Stockholder exercising its Right of Co-Sale hereunder, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Major Stockholder on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice).

(g)          Additional Compliance.  If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2.  The exercise or election not to exercise any right by any Major Stockholder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3.          Effect of Failure to Comply.

(a)          Transfer Void; Equitable Relief.  Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company.  Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate.  Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)          Violation of First Refusal Right.  If any Key Holder becomes obligated to sell any Transfer Stock to the Company under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company on the Company’s books the certificate or certificates representing the Transfer Stock to be sold.

(c)          Violation of Co-Sale Right.  If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a “Prohibited Transfer”), each Major Stockholder who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Major Stockholder the type and number of shares of Capital Stock that such Major Stockholder would have been entitled to sell to the Prospective Transferee under Subsection 2.2 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Subsection 2.2.  The sale will be made on the same terms and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Major Stockholder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2.  Such Key Holder shall also reimburse each Major Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Major Stockholder’s rights under Subsection 2.2.

2.4.          Exempt Transfers.

(a)         Exempted Transfers.  Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply: (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any other person approved by the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or any such family members, or (e) to the sale by the Key Holder of up to 15% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; provided that in the case of clause(s) (a), (c), (d) or (e), the Key Holder shall deliver prior written notice to the Company of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.

2.5.        Exempted Offerings.  Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a “Public Offering”) or (b) pursuant to a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation).

3.          Legend. Each stock certificate (if such shares of Capital Stock are certificated) representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by this Agreement shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION.  COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

4.          Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in Section 3 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so.  The legend shall be removed upon termination of this Agreement at the request of the holder.

5.          Lock-Up.

5.1.       Agreement to Lock-Up.  Each Key Holder and each Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial public offering (the “IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise.  The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements.  The underwriters in connection with the IPO are intended third‑party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2.        Stop Transfer Instructions.  In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.          Miscellaneous.

6.1.        Term.          This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company’s IPO and (b) the consummation of a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation).

6.2.      Stock Split.  All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3.        Ownership.  Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4.        Attorney’s Fees. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.  Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California located in Los Angeles County or any court of the State of California located in Los Angeles County having subject matter jurisdiction.

6.5.         Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:  (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at their address as set forth on Attachment A hereto, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5.  If notice is given to the Company, a copy shall also be sent to O’Melveny & Myers LLP, 1999 Avenue of the Stars, 8th Floor, Century City, California 90067, Attention: T. Hale Boggs (e-mail: hboggs@omm.com).

6.6.      Entire Agreement.  This Agreement (including the Exhibits and Attachments hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7.        Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8.        Amendment; Waiver and Termination.  This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company (upon approval of the Board of Directors of the Company), (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Stockholders (voting as a single class and on an as-converted basis).  Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Stockholders, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver.  Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Stockholder or Key Holder without the written consent of such Stockholder or Key Holder unless such amendment, modification, termination or waiver applies to all Stockholders and Key Holders, respectively, in the same fashion and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iii) Attachment A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto.  The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver.  No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9.        The Company shall give the Stockholders at least seven (7) calendar days’ notice (the “Notice Period”) of any action (including any waiver or amendment) for which the Company seeks to obtain approval or consent of the Stockholders pursuant to this Agreement. Such notice shall describe the action or actions to be taken and with respect to each action or all actions give the Stockholder the option to approve or reject the action(s). If a Stockholder fails to respond to such notice within the Notice Period, such failure will serve as authorization for the Company’s Board of Directors to vote such Stockholder’s shares in alignment with the position taken by the majority of all Stockholders (the “Voting Stock”); provided, however, that if at the end of the Notice Period the Company has not received responses representing at least one third (1/3) of the issued and outstanding shares of capital stock entitled to approve or reject the action(s) (the “Minimum Voting Threshold”), the Notice Period will be extended by a minimum of seven (7) calendar days and thereafter until the earlier of (a) fourteen (14) calendar days following the end of the original notice period (i.e. such that the total Notice Period would be twenty-one (21) calendar days) and (b) the date the Company has received responses representing at least the Minimum Voting Threshold. If, after the Notice Period has been extended up to the maximum fourteen (14) calendar days, the Company has still not received responses representing at least the Minimum Voting Threshold, the Company’s Board of Directors shall be authorized to approve or reject the action(s) on behalf of such shares that failed to respond in the Board of Directors’ discretion and shall not be required to act in alignment with the position taken by the majority of Voting Stock.

6.10.       Assignment of Rights.

(a)         The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)         The rights of the Stockholders hereunder are not assignable without the Company’s written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by a Stockholder to any Affiliate or (ii) to an assignee or transferee who acquires at least 1,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee’s delivery to the Company and the other Stockholders of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(c)         Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.11.        Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12.       Additional Stockholders; Additional Key Holders.  Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed a “Stockholder” for all purposes hereunder and a “Major Stockholder” if such purchaser satisfies the requirements of the definition of Major Stockholder as first set out above.  To the extent any employee of the Company intends to acquire Common Stock that, along with Common Stock already held by such employee, constitutes more than 3.5% of the fully-diluted capitalization of the Company, the Company shall, as a condition to such employee’s acquisition of Common Stock, require execution and delivery by such employee of an additional counterpart signature page to this Agreement and thereafter shall be deemed a “Key Holder” for all purposes hereunder and Attachment B shall be deemed automatically amended to add such employee and such employee’s Common Stock to Attachment B.

6.13.       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

6.14.      Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.15.      Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.16.     Specific Performance.  In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Stockholder shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

[Intentionally Blank—Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

BASIL STREET CAFE, INC.

By:
Name:	Deglin Kenealy
Title:	Chief Executive Officer

KEY HOLDERS:

Deglin Kenealy

Roberto Villani

“Stockholders”
See Stockholders’ Signature Page to Amended and Restated Right of First Refusal and Co-Sale Agreement attached hereto and Attachment A.

STOCKHOLDERS’ SIGNATURE PAGE TO
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

SIGNATURE FOR INDIVIDUALS ONLY

Signature:

Print Name:

Address:

SIGNATURE FOR ENTITIES ONLY

Print Name of Entity or Trust:

Signature:

Print Name:

Title:

Address:

ATTACHMENT A

STOCKHOLDERS

(See attached.)

ATTACHMENT B

KEY HOLDERS

(See attached.)